Exhibit 99.1

RADA Announces Proposed Public Offering of Ordinary Shares

NETANYA, Israel – March 3, 2021 – RADA Electronic Industries Ltd. (“RADA”) (NASDAQ and TASE: RADA), a global defense technology company, today announced that it intends to offer and sell its ordinary shares in an underwritten public offering. RADA also expects to grant to the underwriters a 30-day option to purchase up to an additional 15% of its ordinary shares sold in the offering on the same terms and conditions.  There can be no assurance as to whether or when the proposed offering may be completed, or as to the actual size or terms of the offering.

RADA intends to use the net proceeds from this offering for general corporate purposes.

Jefferies LLC, Baird and Canaccord Genuity are acting as joint bookrunners  for this offering. A.G.P./Alliance Global Partners is acting as lead manager in the offering.

The offering is being made pursuant to an effective shelf registration statement (File No. 333-252015) declared effective by the Securities and Exchange Commission on January 21, 2021. A prospectus supplement and accompanying base prospectus relating to the offering will be filed with the Securities and Exchange Commission. When available, copies of the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from the Securities and Exchange Commission at http://www.sec.gov, Alternatively, copies of the prospectus supplement and accompanying base prospectus may be obtained from Jefferies LLC Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com.; Robert W. Baird & Co. Incorporated, Attention: Syndicate Department, 777 East Wisconsin Avenue, Milwaukee, WI 53202, by telephone at (800) 792-2473 or by email at syndicate@rwbaird.com; and Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, Suite 1200, Boston, MA 02110, by email at prospectus@cgf.com.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities law of any such state or jurisdiction.

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Safe Harbor Statement

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995, including statements regarding RADA’s expectations with respect to its proposed offering and its intended use of proceeds from the offering. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions, including the risks and uncertainties associated with market conditions, as well as risks and uncertainties inherent in RADA’s business, including, but not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in RADA’s Annual Report on Form 20-F for the year ended December 31, 2020, and other filings with the Securities and Exchange Commission.